Exhibit 99.2

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of May 13, 2025. This MD&A should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2025 and its accompanying notes (the “Financial Statements”), the Company’s 2024 audited annual consolidated financial statements and its accompanying notes (the “2024 Annual Financial Statements”) and the Company’s Annual Information Form dated March 26, 2025 (the “2024 AIF”), which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of U.S. dollars and U.S. dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios and Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 19 - Risk Factors of this MD&A and in Section 19 - Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025 and to Section 22 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 25 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q1 2025	Three months ended March 31, 2025
Q1 2024	Three months ended March 31, 2024

3	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a global, publicly traded energy and compute infrastructure company. Bitfarms primarily operates vertically integrated Bitcoin data centers with primarily in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin (“BTC”). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 5 to the Financial Statements, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities. Both facilities qualify as an “Alternative Energy System” under Pennsylvania, United States law because refuse is classified as a Tier II Alternative Energy Source (large-scale hydropower is also classified in this tier). The Company sells its electricity into the Pennsylvania, New Jersey, Maryland (“PJM”) Interconnection Merchant Market under a professional services agreement with Customized Energy Solutions, Ltd. The Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the open market (the “Grid”).

4	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW (Continued)

Bitfarms currently has 15 operating Bitcoin data centers situated in four countries: Canada, the United States, Paraguay and Argentina, powered by long-term competitively priced power contracts.

The Company’s ability to operate and secure power through its production sites are summarized as follows:

Region	Energized capacity as of May 13, 2025	Contracted capacity as of May 13, 2025
North America
Canada	170 MW	180 MW	[1]
United States	153 MW	438 MW	[2,3]
	323 MW	618 MW
South America
Paraguay	80 MW	80 MW
Argentina	58 MW	210 MW	[4]
	138 MW	290 MW
Total	461 MW	908 MW

[1]	The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec, Canada, but does not currently have a development plan for those 10 MW of power. Bitfarms is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.
[2]	Refer to Section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.
[3]	The Company has a hosting contract to operate 21 MW of Miners on behalf of a third party at the Panther Creek Bitcoin data center.
[4]	The Company retains the option, subject to the receipt of additional government approvals, to expand the Rio Cuarto operation to the full contracted amount of 210 MW. However, on May 12, 2025, the Company was informed by GMSA that it will be halting until further notice the supply of electricity to the Company’s Rio Cuarto, Argentina facility. At this stage, the Company does not have certainty of the timing for when normal supply of electricity will resume, or whether it will resume at all, and the Company is evaluating all of its options for the Argentina operations including, but not limited to, discontinuing operations at Rio Cuarto, Argentina if normal operations cannot resume in the near term. Refer to Section 19 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power).

5	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024
Revenues	66,848	50,317
Gross loss	(542)	(10,682)
Gross margin (1)	(1)%	(21)%
Operating loss	(32,359)	(23,708)
Operating margin (1)	(48)%	(47)%
Net loss	(35,875)	(5,980)
Basic and diluted loss per share	(0.07)	(0.02)
Gross Mining profit (2)	28,043	31,340
Gross Mining margin (2)	43%	63%
Adjusted EBITDA (2)	15,086	23,324
Adjusted EBITDA margin (2)	23%	46%

	As of March 31,	As of December 31,
	2025	2024
Total assets	777,003	667,616
Current financial liabilities	73,489	30,445
Non-current financial liabilities	1,915	1,430

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

6	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. FIRST QUARTER 2025 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $66.8 million;
●	Gross Mining profit[2] of $28.0 million (43% Gross Mining margin2);
●	Adjusted EBITDA[2] of $15.1 million (23% Adjusted EBITDA margin2);
●	Gross loss of $0.5 million (Gross margin[1] of negative 1%) including non-cash depreciation and amortization expense of $29.7 million, operating loss of $32.4 million (Operating margin[1] of negative 48%) including an impairment loss of $17.2 million, and net loss of $35.9 million; and
●	Non-cash impairment loss of $15.9 million on Argentina CGU, as a result of macroeconomic and mining economic events.

Operations

●	Increased Hashrate under Management from 12.8 EH/s at December 31, 2024 to 19.5 EH/s at March 31, 2025, an increase of 52%, through the acquisition of Stronghold, which contributed 2.9 EH/s, and the installation of approximately 21,000 more efficient Miners;
●	Earned 693 BTC at an average direct cost of $47,800 per BTC[2] or an average total cash cost of $72,300 per BTC[2], and received 6 BTC through hosting revenue;
●	Held 1,492 BTC valued at approximately $123.2 million as of March 31, 2025;
●	Sold 428 BTC at an average price of $87,100 per BTC for total proceeds of $37.3 million, a portion of which was used to pay capital expenditures to support the Company’s growth and efficiency improvement objectives; and
●	Bitcoin One realized and unrealized loss of $1.5 million on BTC option and selling contracts.

Business Acquisition

●	Completed the acquisition of Stronghold for total consideration of $144.7 million, which provides up to 307 MW of additional power capacity to the Company’s operations and 648 MW of long-term power applications that the Company believes are well suited for HPC/AI, Bitcoin Mining and energy trading.

Expansions

●	Engaged strategic partners to accelerate HPC/AI development (refer to Section 6b - Expansion Projects (Development of HPC/AI Business)); and
●	Signed exchange agreements to return 4,160 Bitmain T21 Miners and purchase 3,660 Bitmain S21+ Miners (“2025 Miners Swap”) for a net payment of $2.4 million.

Paraguay

●	Completed the strategic sale of the Yguazu Mining Site for total consideration of $63.3 million.

Financing

●	Raised $23.6 million in net proceeds through the Company’s 2024 at-the-market equity offering program (“2024 ATM Program”).

Other

●	Appointed Craig Hibbard to Senior Vice-President of Infrastructure; and
●	Appointed James Bond to Senior Vice-President of HPC/AI.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

7	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended March 31,
	2025	2024	% Change
Total BTC earned	693	943	(27)%
BTC received through hosting revenue	6	—	100%
Average Watts/Average TH efficiency*	20	35	(43)%

*	Average Watts represents the average energy consumption of deployed Miners

Q1 2025 v. Q1 2024

●	693 BTC earned in Q1 2025, compared to 943 BTC earned in Q1 2024, representing a decrease of 27% as a result of reduced Block Rewards following the April 2024 halving event and a 44% increase in average Network Difficulty, partially offset by an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with additional and higher efficiency Miners; and
●	Improved ending energy efficiency to 19 Watts/TH on March 31, 2025 compared to 34 Watts/TH on March 31, 2024, as a result of the Company upgrading its fleet with more efficient Miners. This improvement resulted in a 20 average Watts/Average TH efficiency during Q1 2025, compared to 35 average Watts/Average TH efficiency during Q1 2024, representing an improvement of 43%.

	As of March 31,	As of December 31,
	2025	2024	% Change
Period-end operating EH/s	19.5	12.8	52%
Watts/TH efficiency*	19	21	(10)%
Period-end energized capacity (MW) **	461	394	17%

* Watts represents the energy consumption of deployed Miners

** Includes 21 MW operated on behalf of a third party through a hosting contract at the Panther Creek Bitcoin data center (as of March 31, 2024: nil)

As of March 31, 2025 v. as of December 31, 2024

●	19.5 EH/s online as of March 31, 2025, compared to 12.8 EH/s online as of December 31, 2024, an increase of 52%, as a result of the Company’s expansion in United States, including the acquisition of Stronghold, as well as the upgrade of its Miner fleet with higher efficiency Miners;
●	Ending energy efficiency of 19 Watts/TH on March 31, 2025 compared to 21 Watts/TH on December 31, 2024, an improvement of 10% as a result of the Company upgrading its fleet with more efficient Miners; and
●	461 MW energized capacity as of March 31, 2025, compared to 394 MW energized capacity as of December 31, 2024, an increase of 17%, mainly due to the acquisition of Stronghold (resulting in an additional 44 MW, including 21 MW used for a hosting contract with a third party), and the installation of miners in Sharon, United States and Baie-Comeau, Canada.

8	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company describes its expansion plans below under the sections entitled “United States Expansion”, “Paraguay Expansion”, and “Canada Expansion”. These expansion projects do not include updates from 2024 or earlier.

As of March 31, 2025, the Company operated 19.5 EH/s under Management across its facilities, an increase of 6.7 EH/s, or 52%, compared to December 31, 2024. The increase is attributed to the installation of additional Miners mainly in the United States, the acquisition of the operations of Stronghold in Pennsylvania, United States (which included assumption of Stronghold’s existing hosting agreement with a third party); and the Company upgrading its overall fleet with more efficient Miners.

Through its expansion projects and the investment in its fleet upgrade, the Company achieved its first 2025 targets of 18 EH/s operational and 19 w/TH installed and is executing towards its target of 21 EH/s by June 30, 2025.

The Company continues to prudently explore further opportunities to expand its infrastructure and improve its Mining hardware to increase the Company’s Hashrate and Miner efficiency and to monetize the Company’s infrastructure to create long-term value for shareholders.

Cautionary statements

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the cost and supply of Bitcoin Mining equipment, the ability to import equipment into countries where it operates in a cost-effective and timely manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates and the impact of geopolitical events on the supply chains described above. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 19 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the MD&A for the year ended December 31, 2024, dated March 26, 2025 for further details, including a description of these and other factors.

Fleet Upgrade

The fleet upgrade plan described below underpinned the Company’s 2024 expansion strategy. Securing additional Miners was anticipated to benefit the Company by capitalizing on elevated Bitcoin prices and drive rapid and meaningful improvements across three key operating metrics: Hashrate, energy efficiency and operating costs per TH.

9	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Fleet Upgrade (Continued)

The following table details the status of the latest Miner orders as of May 13, 2025:

Date	Order	Quantity[1]	Miner Model	Miners Energized	Hashrate (EH/s)[2]	Remaining Miners
Q4 2023	Purchase Order	35,898	Bitmain T21	35,898	6.8	—
Q1 2024 (amended Q4 2024)	Purchase Option	22,234	Bitmain T21	22,234	4.2	—
	(amended Q4 2024)	6,000	Bitmain S21 Pro	6,000	1.4	—
		28,234		28,234	5.6	—
Q1 2024 (amended Q4 2024)	March 2024	6,475	Bitmain T21	3,736	0.7	2,739
	Purchase Order	12,700	Bitmain S21 Pro	9,820	2.3	2,880
	(amended Q4 2024)	3,975	Bitmain S21	3,975	0.9	—
		762	Bitmain S21 hydro	762	0.3	—
		23,912		18,293	4.2	5,619
Q1 2025	2025 Miners Swap	(4,160)	Bitmain T21	—	—	(4,160)
		3,440	Bitmain S21 Plus	3,058	—	382
		(720)		3,058	—	(3,778)
		87,324		85,483	16.6	1,841

[1]	The total Hashrate from the Miners received corresponds to the total Hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual Hashrate specifications of each Miner.
[2]	The Hashrate is based on the average Miner specifications stated in the purchase agreements and the Company’s actual realized Hashrate may differ.

On March 12, 2025, in connection with the Purchase Order, an exchange agreement was signed to return 4,160 Bitmain T21 Miners. In consideration for the returned Miners, Bitmain will refund the Company with a $9.5 million credit. Simultaneously, the Company placed another purchase order (’’2025 Miners Swap’’) for 3,660 Bitmain S21+ Miners at a purchase price of $11.9 million. On March 13, 2025, the net $2.4 million obligation was paid in BTC that can be repurchased in four quarterly installments at a predetermined price.

The March 2024 Purchase Order, combined with the Purchase Order and Purchase Option, enabled the Company to reach 19.5 EH/s operating capacity and 19 w/TH efficiency in Q1 2025. The Company intends to continue liquidating older Miners to offset the cost of the capital expenditure. During Q1 2025, the Company sold 11,177 older generation Miners to third parties for approximately $1.6 million. Refer to Note 10 to the Financial Statements.

Stronghold and Yguazu data centers

The Stronghold Transaction and the Yguazu Sale (as defined below) enabled the Company to rebalance its portfolio of MW to approximately 70% in North America and 30% outside of North America and is expected to reduce the Company’s average energy costs per kWh by up to 10%. Proceeds from the transaction will be reinvested towards its 1.1 GW growth pipeline as part of the Company’s planned United States expansion for BTC and HPC/AI infrastructure, which marks a significant milestone in the Company’s transition from an international Bitcoin miner to a North American energy and compute infrastructure company.

10	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Development of HPC/AI Business

In January 2025, the Company engaged two separate consultants in HPC/AI, Appleby Strategy Group (“ASG”) and World Wide Technology (“WWT”), to conduct formal evaluations of the Company’s data centers and energy assets for potential partial or total conversion to HPC/AI. In parallel, ASG and WWT will conduct feasibility assessments, data center engineering, site map planning, construction budgeting, and help build accelerated sales and development strategies. Combined, they will support the building of the Company’s operational capabilities and market the Company’s sites to potential HPC/AI customers.

In April 2025, phase 1 feasibility assessments from WWT were provided to the Company and confirmed the suitability of all US sites and most Canadian sites for potential conversion to HPC/AI.

United States Expansion

Acquisition of Stronghold

On March 14, 2025, the Company acquired Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction was unanimously approved by the Board of Directors of both companies and was approved by shareholders representing a majority of the outstanding shares of Stronghold on February 27, 2025.

Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold they own. The Company issued 59,866,852 common shares and 12,893,650 warrants in connection with the consummation of the Merger. In addition, the Company paid $51.1 million on closing to retire Stronghold’s outstanding loans and other closing costs.

The Stronghold Transaction added up to 307 MW of power capacity, with an additional 648 MW of incremental potential power capacity, for a total of 955 MW of potential power capacity, to the Company’s operations and is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities. This transaction solidifies Bitfarms’ standing in the Bitcoin Mining sector and positions it well for expansion into the HPC/AI sector with two strategically located facilities with energy infrastructure and expansion capacity.

During the first quarter of 2025, approximately 14,500 S21 Pro Bitmain Miners were installed at the Scrubgrass and Panther Creek facilities. Following the closing of the Stronghold Transaction on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the $15.6 million Refundable Hosting Deposits to the Company.

Sharon 2025 update

In January 2025, the Company energized 12 MW at the Sharon data center located in Sharon, Pennsylvania, United States, after installing 3,300 Miners. The Company is in the registration process for participation in Economic Demand Response and other grid support programs offered in the deregulated PJM market. Participation in these programs includes both demand response and energy arbitrage strategies that the Company plans to develop in the coming months across its PJM portfolio under Bitfarms’ energy program. This program will be critical to maximizing the value of its PJM assets through more effective control of energy prices.

11	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

United States Expansion (Continued)

Sharon 2025 update (Continued)

Through profit sharing plans from future hosting agreements and/or through proprietary compute power dedicated to BTC, the Mining operations are expected to increase the online Hashrate under management up to 1.6 EH/s. Fully energized for computing power dedicated to Bitcoin Mining, the site could support over 7.0 EH/s with current generation Miners. The cost of developing the 110 MW Bitcoin data center for computational power and the installation of the high voltage lines is estimated to range from $50.0 million to $60.0 million. A concurrent evaluation of developing all or a portion of the site for HPC/AI is in exploratory stages and may impact estimated capital expenditures and the increase in online Hashrate.

Sharon Position as of March 31, 2025

As of March 31, 2025, the Company had placed deposits of $2.2 million with suppliers for construction costs and for electrical components. As of March 31, 2025, property, plant and equipment (“PPE”) included $12.8 million related to the Sharon data center for facility construction and infrastructure equipment costs.

Washington State 2025 update

The Company completed the upgrade of a portion of its current fleet of Miners in Washington during February 2025 with new T21 Miners. The Washington location is also being evaluated for potential conversion to HPC/AI due to its strategic location near a data center cluster.

B.	Paraguay Expansion

Paso Pe position as of March 31, 2025

As of March 31, 2025, the Company had placed deposits of $0.1 million with suppliers for construction costs and for electrical components. As of March 31, 2025, PPE included $28.2 million related to the Paso Pe data center for warehouse construction and infrastructure equipment costs.

Sale of Yguazu data center 2025 update

On January 24, 2025, the Company announced that it had entered into a binding letter of intent to sell its 200 MW site in Yguazu, Paraguay to HIVE Digital Technologies Ltd. (“HIVE”) (the “Yguazu Sale”).

On March 14, 2025, the Yguazu Sale closed. HIVE purchased from Bitfarms its 100% ownership stake of its Yguazu, Paraguay BTC data center and the Company’s loan receivable from its Yguazu, Paraguay subsidiary, Zunz SA (“Backbone Yguazu”), for $63.3 million, with Bitfarms receiving:

●	$20.0 million of advance payment made in January 2025 upon signing the letter of intent;
●	$12.0 million upon the closing of the transaction;
●	$31.0 million in equal installments over 6 months following the closing; and
●	$0.2 million of other costs assumed by HIVE.

Refer to Note 6 to the Financial Statements.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

C.	Canada Expansion

Baie-Comeau 2025 update

In January 2025, the energy provider energized the additional 11 MW, increasing the Baie-Comeau data center total to 22 MW.

Baie-Comeau position as of March 31, 2025

The Company has $11.6 million of PPE at the Baie-Comeau data center, including infrastructure equipment that was repurposed from other data centers.

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Revenues	66,848	50,317	16,531	33%
Cost of revenues	(67,390)	(60,999)	(6,391)	10%
Gross loss	(542)	(10,682)	10,140	(95)%
Gross margin (1)	(1)%	(21)%	—	—

Operating expenses
General and administrative expenses	(20,173)	(13,196)	(6,977)	53%
Gain on disposition of property, plant and equipment and deposits	5,586	170	5,416	nm
Impairment of non-financial assets	(17,230)	—	(17,230)	(100)%
Operating loss	(32,359)	(23,708)	(8,651)	36%
Operating margin (1)	(48)%	(47)%	—	—
Net financial income	2,110	11,443	(9,333)	(82)%
Net loss before income taxes	(30,249)	(12,265)	(17,984)	147%
Income tax recovery (expense)	(5,626)	6,285	(11,911)	(190)%
Net loss	(35,875)	(5,980)	(29,895)	500%

Basic and diluted net loss per share (in U.S. dollars)	(0.07)	(0.02)	—	—
Change in revaluation surplus - digital assets, net of tax	(13,421)	17,433	(30,854)	(177%)
Total comprehensive income (loss), net of tax	(49,296)	11,453	(60,749)	(530%)

Gross Mining profit (2)	28,043	31,340	(3,297)	(11)%
Gross Mining margin (2)	43%	63%	—	—
Adjusted EBITDA (2)	15,086	23,324	(8,238)	(35)%
Adjusted EBITDA margin (2)	23%	46%	—	—

nm:	not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

13	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Cryptocurrency Mining	64,863	49,423	15,440	31%
Cryptocurrency Hosting	571	—	571	100%
Electrical services	1,094	894	200	22%
Energy sales	320	—	320	100%
	66,848	50,317	16,531	33%

Q1 2025 v. Q1 2024

Revenues were $66.8 million in Q1 2025 compared to $50.3 million in Q1 2024, an increase of $16.5 million, or 33%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q1 2025 compared to Q1 2024 are presented in the table below. Revenues increased mostly due to an increase in the Company’s average BTC Hashrate and average BTC price, partially offset by the increase in Network Difficulty and lower BTC earned resulting from lower Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta*, for the three months ended March 31, 2024		943	50,317	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during Q1 2025	1	(679)	(63,552)	(126)%
Impact of increase in Network Difficulty during Q1 2025 as compared to Q1 2024	2	(640)	(59,951)	(119)%
Impact of increase in average Bitfarms’ BTC Hashrate during Q1 2025 as compared to Q1 2024	3	1,075	100,661	200%
Impact of difference in average BTC price in Q1 2025 as compared to Q1 2024	4		38,854	77%
Other Mining variance, Computational power sold in exchange for services variance and change in Volta*			519	1%
BTC and revenues, including Volta*, for the three months ended March 31, 2025		699	66,848	33%

* 9159-9290 Quebec Inc. (“Volta”) is a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada

Notes
1	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during Q1 2025 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price earned.
2	Calculated as the difference in BTC earned in Q1 2025 compared to Q1 2024, based on the change in Network Difficulty, multiplied by Q1 2025 average BTC price earned.
3	Calculated as the difference in BTC earned in Q1 2025 compared to Q1 2024, based on the change in Bitfarms’ average Hashrate, multiplied by Q1 2025 average BTC price earned.
4	Calculated as the difference in average BTC price in Q1 2025 compared to Q1 2024 multiplied by BTC earned in Q1 2024.

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q1 2025 v. Q1 2024 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for Q1 2025 and Q1 2024 by country:

Revenues	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
North America
Canada	29,778	32,138	(2,360)	(7)%
United States	18,101	4,887	13,214	270%
	47,879	37,025	10,854	29%
South America
Paraguay	12,014	1,716	10,298	600%
Argentina	6,955	11,576	(4,621)	(40)%
	18,969	13,292	5,677	43%
	66,848	50,317	16,531	33%

Average Operational Hashrate under Management*	Three months ended March 31,
(Average Hashrate in EH/s except where indicated)	2025	2024	Change	% Change
North America
Canada	5.7	3.7	2.0	54%
United States	4.0	0.6	3.4	567%
	9.7	4.3	5.4	126%
South America
Paraguay	2.4	0.2	2.2	nm
Argentina	1.4	1.4	—	—%
	3.8	1.6	2.2	138%
	13.5	5.9	7.6	129%

nm: not meaningful

*Average operational hashrate reflects the hashrate of the Miners that the Company owns and operates.

Bitfarms earned most of its revenues during Q1 2025 from its Canadian operations, which accounted for 45% of total revenues, compared to 64% in Q1 2024. The Company’s operations in United States, Paraguay, and Argentina accounted for 27%, 18%, and 10% of total revenues in Q1 2025, respectively, compared to 10%, 3%, and 23% in Q1 2024, respectively.

In Q1 2025, revenues from the Company’s operations in United States and Paraguay increased by $13.2 million and $10.3 million, respectively, compared to Q1 2024. The increases are mainly due to the average Hashrate increase of the United States and Paraguay operations of 3.4 EH/s and 2.2 EH/s, respectively, and the increase in average BTC price, partially offset by the decrease in BTC Block Rewards following the BTC halving event that occurred on April 19, 2024 and the increase in Network Difficulty. The Company’s acquisition of Stronghold’s facilities as part of the Stronghold Transaction contributed to 1.4 EH/s, or 18% of the Hashrate increase. Revenues from the Company’s operations in Argentina and Canada decreased by $4.6 million and $2.4 million, respectively, in Q1 2025, as compared to Q1 2024 due to the factors mentioned above, partially offset by the average Hashrate increase in Canada.

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Energy	(25,408)	(19,347)	(6,061)	31%
Depreciation and amortization	(29,693)	(38,977)	9,284	(24)%
Hosting expenses	(7,735)	—	(7,735)	(100)%
Infrastructure expenses	(3,677)	(1,967)	(1,710)	87%
Electrical components and salaries	(877)	(708)	(169)	24%
	(67,390)	(60,999)	(6,391)	10%

Q1 2025 v. Q1 2024

Bitfarms’ cost of revenues for Q1 2025 was $67.4 million, compared to $61.0 million for Q1 2024. The increase in cost of revenues was mainly attributable to:

●	A $6.1 million, or 31%, increase in energy expenses, mainly due to:
◦	The Company adding new and more efficient Miners, which increased energy utilization to an average of 279 MW during Q1 2025 versus 214 MW for the same period in 2024, partially offset by Canadian sales taxes on its energy and infrastructure expenses that were refundable in Q1 2025 compared to being expensed in Q1 2024, resulting in a net increase in total electricity costs of $3.9 million. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements; and
◦	A $2.2 million increase due to fuel expenses from its power plants to generate revenues following the acquisition of Stronghold in Q1 2025.
●	A $7.7 million, or 100%, increase in hosting expenses, mainly due to:
◦	A non-recurring increase of $3.3 million in hosting expenses as the Company had its Miners hosted at Stronghold’s Panther Creek and Scrubgrass facilities in the United States in Q1 2025, prior to the acquisition of Stronghold; and
◦	A $4.4 million increase in electricity costs incurred for hosting at the Panther Creek and Scrubgrass facilities in the United States.
●	A $1.7 million, or 87%, increase in infrastructure expenses, mainly due to:
◦	The ongoing work at the Panther Creek, Scrubgrass and Sharon facilities in the United States to increase operational capacity; and
◦	The site preparation cost for hydro Miners in Baie-Comeau, Canada and the higher repairs and maintenance costs related to the Miner installation.

The increase was partially offset by:

●	A $9.3 million decrease in non-cash depreciation and amortization expense due to the accelerated depreciation recorded in Q1 2024 related to the upgrade program, which decreased the anticipated useful life of older miners. Refer to Note 12 - Property, Plant and Equipment to the 2024 Annual Financial Statements.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses
	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Salaries and wages	(6,170)	(6,047)	(123)	2%
Share-based payments	(4,437)	(3,094)	(1,343)	43%
Professional services	(5,687)	(1,658)	(4,029)	243%
Insurance, duties and other	(3,104)	(1,957)	(1,147)	59%
Travel, motor vehicle and meals	(470)	(246)	(224)	91%
Telecom hosting and telecommunications	(187)	(78)	(109)	140%
Advertising and promotion	(118)	(116)	(2)	2%
	(20,173)	(13,196)	(6,977)	53%

Q1 2025 v. Q1 2024

Bitfarms’ general and administrative (“G&A”) expenses were $20.2 million in Q1 2025, compared to $13.2 million for Q1 2024. The increase of $7.0 million, or 53%, was largely due to:

●	A $4.0 million increase in professional services related to legal and accounting fees associated with non-recurring activities including the Stronghold Transaction and related filing fees.
●	A $1.3 million increase in share-based payment due to higher outstanding stock options and restricted stock units (“RSU”) during Q1 2025 compared to Q1 2024.
●	A $1.1 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, other taxes, permits and software licenses to support the global expansion.

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Gain on revaluation of warrants	5,618	9,040	(3,422)	(38)%
(Loss) gain on derivative assets and liabilities	(3,714)	2,490	(6,204)	(249)%
Gain on settlement of Refundable Hosting Deposits	945	—	945	100%
Gain on disposition of marketable securities	391	338	53	16%
Interest income	950	680	270	40%
Interest on long-term debt and lease liabilities	(645)	(378)	(267)	71%
Loss on foreign exchange	(163)	(61)	(102)	167%
Other financial expenses	(1,272)	(666)	(606)	91%
	2,110	11,443	(9,333)	(82)%

Q1 2025 v. Q1 2024

Bitfarms’ net financial income was $2.1 million for Q1 2025, compared to $11.4 million for Q1 2024. The $9.3 million decrease was primarily related to:

●	A $3.4 million decrease in gain on revaluation of warrants due to the fair value of the warrant liabilities for the 2023 private placement in Q1 2025 decreasing less than the fair value decrease of the warrant liabilities for the 2021 and 2023 private placements in Q1 2024.
●	A $6.2 million unfavorable change in (loss) gain on derivative assets and liabilities mainly due to:
◦	Net loss of $2.2 million in Q1 2025 from the BTC Redemption Option. Refer to Note 9 to the Financial Statements.
◦	Net loss of $1.5 million in Q1 2025 from the Bitcoin One Program, which includes an unrealized loss of $6.3 million on open positions, partially offset by realized gain of $4.8 million on closed positions. Refer to Section 10b - Capital Resources (Bitcoin One program for digital assets management).
◦	Net gain of $2.5 million in Q1 2024, mainly from the unrealized gain on the change in fair value of open Synthetic HODLTM positions. Refer to Note 9 to the Financial Statements for more details.

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

E.	Impairment

During the three months ended March 31, 2025, as a result of the decline of the Company’s market capitalization and BTC prices, the Company performed evaluations of the recoverable amount of the assets for operating cryptocurrency mining facilities in Canada, United States, Argentina and Paraguay separately. The Company also observed an increase in gas prices which affects the Company’s cost of energy in Argentina. The recoverable amount for the Argentina cash generating unit (“CGU”) was calculated using the value in use model, which was determined to be lower than its carrying amount. Based on its calculation, the Company determined that an impairment loss should be recorded on its Argentina CGU.

The impairment loss on the Company’s Argentina CGU recorded in Q1 2025 amounted to $15.9 million, of which $15.6 million was allocated to PPE, $0.2 million to equipment and construction prepayments and $0.1 million to ROU. The impairment loss was recognized in profit or loss under Impairment on non-financial assets, compared to an impairment loss of nil in Q1 2024.

The majority of assets included in the Argentina CGU are funded through a funding mechanism facilitating the favorable conversion of U.S. dollars to Argentine Pesos, which generated a gain on disposition of marketable securities. The gain on disposition of marketable securities is reflected in the value of the assets before any impairment charge is incurred. The combined impact of the cumulative impairment charges on the operating Argentina CGU and the cumulative gain on disposition of marketable securities from Argentina is reflected as an expense of $35.9 million in profit or loss.

In addition, the Company recorded an impairment loss of $1.3 million on its Miners held for sale in Q1 2025, compared to nil in Q1 2024.

For more details of the key assumptions used in the calculations, refer to Note 11 - Impairment to the Financial Statements.

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

(U.S. $ in thousands except earnings per share)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Revenues	66,848	56,163	44,853	41,548	50,317	46,241	34,596	35,479
Net loss	(35,875)	15,165	(36,649)	(26,599)	(5,980)	(62,045)	(16,507)	(26,083)
Basic earnings (loss) per share	(0.07)	0.03	(0.08)	(0.07)	(0.02)	(0.21)	(0.06)	(0.11)
Diluted earnings (loss) per share	(0.07)	0.03	(0.08)	(0.07)	(0.02)	(0.21)	(0.06)	(0.11)

Net (loss) income before income taxes	(30,249)	5,458	(36,651)	(24,895)	(12,265)	(62,423)	(16,106)	(26,177)
Interest (income) and expense	(305)	(290)	(2,014)	(1,693)	(302)	91	368	846
Depreciation and amortization	29,693	24,584	28,829	57,337	38,977	21,790	21,767	20,528
Sales tax recovery - depreciation and amortization	—	—	—	(8,760)	—	—	—	—
EBITDA (1)	(861)	29,752	(9,836)	21,989	26,410	(40,542)	6,029	(4,803)
EBITDA margin (1)	(1)%	53%	(22)%	53%	52%	(88)%	17%	(14)%
Share-based payment	4,437	4,021	5,159	1,675	3,094	3,906	2,011	2,462
(Reversal of) revaluation loss on digital assets	—	—	—	—	—	(1,183)	1,183	—
Impairment of non-financial assets	17,230	—	3,628	—	—	2,270	—	9,982
Loss (gain) on revaluation of warrants	(5,618)	(6,314)	(5,704)	1,455	(9,040)	42,760	(2,196)	1,189
Gain on disposition of marketable securities	(391)	(782)	(780)	(413)	(338)	(999)	(4,120)	(4,955)
Gain on settlement of Refundable Hosting Deposits	(945)	—	—	—	—	—	—	—
Professional services not associated with ongoing operations	1,671	1,287	9,383	3,096	—	—	—	—
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (2)	—	—	—	(18,468)	2,387	2,485	2,366	2,333
Net financial expenses and other	(437)	(13,649)	3,706	2,132	811	7,635	3,610	3,760
Adjusted EBITDA (1)	15,086	14,315	5,556	11,466	23,324	16,332	8,883	9,968
Adjusted EBITDA margin (1)	23%	25%	12%	28%	46%	35%	26%	28%

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION (Continued)

Although the BTC Mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, Canada, where power was sourced directly from Hydro-Québec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State, United States, that were powered by the Grant County Power Utility District; operations in Pennsylvania, United States, that were powered by Stronghold and the PJM Interconnection Merchant Market; as well as operations in Paraguay that were powered by ANDE and Compañía de Luz y Fuerza S.A (“CLYFSA”). Energy rates in Argentina increase during the winter months of May through September. Among other phenomena, changing weather in Quebec (Canada), Washington State (United States), Paraguay and Argentina may impact seasonal electricity needs and costs. Periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification may reduce the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q1 2025 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (United States Expansion, Paraguay Expansion, and Canada Expansion) of this MD&A.

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; (iv) electrician salaries and payroll taxes; and (v) sales tax recovery.	●	To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the gross profitability of the Company’s digital asset Mining operations.
EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
		●	To provide the users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.
		●	Used by Management to facilitate comparisons of cash operating performance excluding the impact of charges and credits associated with financing the operations and growth of the Company from period to period and to prepare annual operating budgets and forecasts.
Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; (viii) sales tax recovery; and (iv) other non-recurring items that do not reflect the core performance of the Company.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
		●	To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core operations across time periods.
		●	Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) infrastructure; (v) sales tax recovery; and (vi) other direct expenses.	●	To assess the Company’s power and hosting costs, the largest variable expense in Mining.
		●	To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost and marginal cost for its core digital asset Mining operations across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.
Total Cash Cost	The sum of cost of revenues and general and administrative expenses before: (i) depreciation and amortization; (ii) non-cash service expense (iii) purchases of electrical components; (iv) electrician salaries and payroll taxes; (v) share-based payment; (vi) other direct expenses; (vii) sales tax recovery; and (viii) other non-recurring items that do not reflect the core performance of the Company.	●	To assess the total cash cost of the Company’s core digital asset Mining operations.
		●	To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.	●	To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.
EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
		●	Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.
●

Useful for providing users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.

Adjusted EBITDA	The percentage obtained when dividing Adjusted EBITDA by Revenues.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
margin		●	To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.
		●	Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.	●	To assess the Company’s power costs, the largest variable expense in Mining.
		●	To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.
Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.	●	To assess the total cash cost of the Company’s core digital asset Mining operations.
		●	To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	●	To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	●	To assess operational profitability of the Company across time periods.

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Revenues	66,848	50,317	16,531	33%

Net loss before income taxes	(30,249)	(12,265)	(17,984)	147%
Interest income	(305)	(302)	(3)	1%
Depreciation and amortization	29,693	38,977	(9,284)	(24)%
EBITDA	(861)	26,410	(27,271)	(103)%
EBITDA margin	(1)%	52%	—	—
Share-based payment	4,437	3,094	1,343	43%
Impairment of non-financial assets	17,230	—	17,230	100%
Gain on revaluation of warrants	(5,618)	(9,040)	3,422	(38)%
Gain on disposition of marketable securities	(391)	(338)	(53)	16%
Gain on settlement of Refundable Hosting Deposits	(945)	—	(945)	(100)%
Professional services not associated with ongoing operations	1,671	—	1,671	100%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	2,387	(2,387)	100%
Net financial (income) expense and other	(437)	811	(1,248)	(154)%
Adjusted EBITDA	15,086	23,324	(8,238)	(35)%
Adjusted EBITDA margin	23%	46%	—	—

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Gross loss	(542)	(10,682)	10,140	(95)%
Non-Mining revenues¹	(1,985)	(894)	(1,091)	122%
Depreciation and amortization	29,693	38,977	(9,284)	(24)%
Electrical components and salaries	877	708	169	24%
Sales tax recovery - prior years - energy and infrastructure²	—	2,028	(2,028)	100%
Other	—	1,203	(1,203)	100%
Gross Mining profit	28,043	31,340	(3,297)	(11)%
Gross Mining margin	43%	63%	—	—

nm: not meaningful

(1)	Non-Mining revenues reconciliation:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Revenues	66,848	50,317	16,531	33%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues³	(64,863)	(49,423)	(15,440)	31%
Non-Mining revenues	1,985	894	1,091	122%

nm: not meaningful

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
(3)	Mining revenues include revenues from sale of computational power used for hashing calculations and revenues from computational power sold in exchange of services.

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Cost of revenues	67,390	60,999	6,391	10%
Depreciation and amortization	(29,693)	(38,977)	9,284	(24)%
Electrical components and salaries	(877)	(708)	(169)	24%
Infrastructure expenses	(3,677)	(1,974)	(1,703)	86%
Sales tax recovery - prior years - energy and infrastructure (1)	—	(2,028)	2,028	100%
Other	—	—	—	—%
Direct Cost	33,143	17,312	15,831	91%

Quantity of BTC earned	693	943	(250)	(27)%
Direct Cost per BTC (in U.S. dollars)	47,800	18,400	29,400	160%

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Cost of revenues	67,390	60,999	6,391	10%
General and administrative expenses	20,173	13,196	6,977	53%
	87,563	74,195	13,368	18%
Depreciation and amortization	(29,693)	(38,977)	9,284	(24)%
Non-cash service expense (2)	(785)	—	(785)	(100)%
Electrical components and salaries	(877)	(708)	(169)	24%
Share-based payment	(4,437)	(3,094)	(1,343)	43%
Professional services not associated with ongoing operations	(1,671)	—	(1,671)	(100)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	(2,387)	2,387	100%
Other	—	(2,744)	2,744	100%
Total Cash Cost	50,100	26,285	23,815	91%

Quantity of BTC earned	693	943	(250)	(27)%
Total Cash Cost per BTC (in U.S. dollars)	72,300	27,900	44,400	159%

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) strategically selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments (including the 2024 ATM Program) to fund its expansion activities, operating expenses and debt service requirements. The Company may require additional funds to complete its 2025 and 2026 growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the U.S. dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election resulting in the election of a new president, Javier Milei. Many of the foreign exchange restrictions implemented in 2019 are still in place, particularly for imports and dividend payments related to transactions before December 13, 2023.

On April 11, 2025, the International Monetary Fund approved a new $20.0 billion Extended Fund Facility program for Argentina with a term of 48 months. Concurrently, the Central Bank of Argentina (“BCRA”) announced a new floating exchange rate regime with a range of 1,000 and 1,400 Argentine Pesos per U.S. dollar, which will widen at a 1% monthly crawl. The official exchange rate was 1,078 Argentine Peso per U.S. dollar on the day of the announcement. The BCRA will intervene in the foreign exchange market when the exchange rate falls outside the range. Interventions will not be sterilized. The tight capital and exchange rate controls were also significantly relaxed, allowing individuals unrestricted access to the official exchange rate market and significantly liberalizing conditions for businesses and importers. To deal with the stock of dividends accrued before 2025, the BCRA will work on the issuance of BOPREAL bonds. Businesses, in turn, will be able to access the official market for their flow needs and the payment of dividends to foreign shareholders for fiscal year 2025 and onwards. The conditions and timing to access dollars were also considerably relaxed for importers. The ongoing implications for economic and monetary policy, and its impact on Bitfarms, cannot be ascertained as of the date of this MD&A.

The Company sends funds periodically to its Argentinian subsidiary to fund its expansion and operations based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides Hashrate services for a market-based fee to its Canadian parent which, in turn, purchases that Hashrate to consolidate and sell to a third-party Mining Pool for which the Canadian parent is compensated in BTC. Accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows

	Three months ended March 31,
(U.S. $ in thousands except where indicated)	2025	2024	$ Change	% Change
Cash, beginning of the period	59,542	84,038	(24,496)	(29)%
Cash flows from (used in):
Operating activities	(18,581)	(31,289)	12,708	(41)%
Investing activities	(25,654)	(26,984)	1,330	(5)%
Financing activities	23,305	40,136	(16,831)	(42)%
Exchange rate differences on currency translation	(66)	60	(126)	(210)%
Cash, end of the period	38,546	65,961	(27,415)	(42)%

Cash Flows used in Operating Activities

Cash flows used in operating activities decreased by $12.7 million during Q1 2025 compared to Q1 2024.

The decrease in cash flow used in operating activities is driven primarily by:

●	An increase in working capital of $28.1 million as explained in Section 11 - Financial Position of this MD&A.

The decrease was partially offset by:

●	Higher cash G&A expenses, net of sales tax refund, of $5.6 million as explained in Section 7C - Financial Performance - General & Administrative expenses of this MD&A; and
●	Higher cash energy cost of $6.1 million and hosting expenses of $7.7 million , as explained in Section 7B - Financial Performance - Cost of Revenues of this MD&A.

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $1.3 million during Q1 2025 compared to Q1 2024.

The decrease in cash flow used in investing activities is driven primarily by:

●	$32.0 million of proceeds received from the sale of the Yguazu Mining Site, as described in Note 6 - Sale of the Yguazu Mining Site to the Financial Statements; and
●	$4.5 million in advance payments Q1 2025, compared to $74.0 million in advanced payments during Q1 2024, mainly for the fleet upgrade.

The decrease was partially offset by:

●	$41.2 million of net additions of PPE during Q1 2025, compared to $2.9 million for the same period in 2024, primarily due to the acquisition of Miners and infrastructure build-out;
●	$1.6 million of net payments from disposition of derivative assets and liabilities in Q1 2025, as described in Note 9 - Derivative Assets and Liabilities to the Financial Statements, compared to nil in Q1 2024;
●	A decrease in proceeds from sale of digital assets earned of $12.3 million as a result of selling 428 BTC in Q1 2025 compared to 941 BTC in Q1 2024; and
●	The acquisition of Stronghold for $48.1 million in Q1 2025, as described in Note 5 - Business Combination to the Financial Statements, compared to nil in Q1 2024.

30	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $16.8 million from $40.1 million for Q1 2024 to $23.3 million for Q1 2025.

Q1 2025

●	The Company raised $23.6 million of net proceeds from its 2024 ATM Program as discussed below.
●	The amounts raised were partially offset by scheduled payments primarily relating to lease liabilities of approximately $0.3 million.

Q1 2024

●	The Company raised:
◦	$38.1 million of net proceeds from its 2024 ATM Program as discussed below, partially offset by $0.9 million of capitalized professional fees and registration expenses to initiate the 2024 ATM Program;
◦	$6.0 million of net proceeds from the exercise of stock options and warrants; and
◦	$1.7 million from the sale and leaseback of its Garlock (Quebec) facility.
●	The amounts raised were partially offset by scheduled and one-time payments relating to:
◦	Principal repayments of $4.0 million to fully repay the NYDIG loan, which matured and expired in February 2024; and
◦	Lease liabilities of approximately $0.8 million.

31	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program

Bitfarms commenced the 2024 ATM Program on March 11, 2024, by means of a prospectus supplement dated March 8, 2024 (“March Supplement”), to the Company’s short form base shelf prospectus dated November 10, 2023 (“Base Shelf”), and U.S. registration statement on Form F-10, which included a prospectus supplement related to the 2024 ATM Program. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the 2024 ATM Program as for aggregate gross proceeds of up to $375.0 million.

The Company filed amended and restated prospectus supplements dated October 4, 2024, and December 17, 2024, providing disclosure regarding the Stronghold Transaction and the restatement of the Company’s 2023 annual consolidated financial statements and MD&A for the year ended December 31, 2023 and interim consolidated financial statements and MD&A for the nine months ended September 30, 2024, respectively, and amending and restating the March Supplement, to the Company’s existing $375.0 million Base Shelf, with both the Base Shelf and amended and restated prospectus supplement forming a part of the Company’s registration statement on Form F-10.

Q1 2025 v. Q1 2024

During the three months ended March 31, 2025, the Company issued 14,444,643 common shares through the 2024 ATM Program in exchange for gross proceeds of $24.4 million at an average share price of approximately $1.69. The Company received net proceeds of $23.6 million after paying commissions of $0.7 million to the sales agent.

During the three months ended March 31, 2024, the Company issued 16,997,285 common shares through the 2024 ATM Program in exchange for gross proceeds of $39.3 million at an average share price of approximately $2.31. The Company received net proceeds of $38.1 million after paying commissions of $1.2 million to the sales agent.

32	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the 2024 ATM Program prudently to support the growth and development of the Company’s Mining operations, as described in Section 6 -Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the 2024 ATM Program through March 31, 2025:

(U.S. $ in thousands except where indicated) Categories	Use of proceeds from March 11, 2024 to March 31, 2025
Miner fleet upgrade	222,261
Paso Pe (Paraguay) expansion	27,506
Baie-Comeau (Canada) expansion	9,200
Yguazu (Paraguay) expansion	31,506
Stronghold (United States) expansion	23,607
Used proceeds	314,080
Commissions to sales agents and other transaction costs	10,211
Total proceeds raised	324,291
Maximum proceeds	375,000
Remaining proceeds	50,709

Private placements

Q1 2025 v. Q1 2024

During the three months ended March 31, 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,111 common shares for proceeds of approximately $6.0 million. During the three months ended March 31, 2025, no warrants were exercised.

B.	Capital Resources

Bitfarms’ capital management objective is to provide financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and ensuring the Company has sufficient liquidity to fund its operating and growth activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing and availability of financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

33	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to fund its 2025 and 2026 expansion plans and to complete construction of additional data centers, if the Company elects to do so. In order to achieve its business objectives, the Company may sell or borrow against the BTC that are held in treasury as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets which it evaluates and, as appropriate, enhances on a quarterly basis. On August 1, 2022, Management received approval from the Board to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions and the Company’s projected financing requirements justify such sales in Management’s discretion.

Presented below are the total BTC sold and proceeds in Q1 2025, which was used to fund operations and expansion plans:

Three months ended
(U.S. $ in thousands except where indicated)	March 31, 2025
Quantity of BTC sold	428
Total proceeds	37,263

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 1,492 BTC as of March 31, 2025, of which 353 BTC are restricted, valued at approximately $123.2 million based on a BTC price of approximately $82,400, as of March 31, 2025.

34	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets

The Company’s BTC received from the Mining pool operators for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”), a subsidiary of Coinbase Global, Inc. (“Coinbase”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. If the Company was to face challenges with one of its custodians, the Company could transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of May 13, 2025, the Company has 1,166 BTC, valued at $121.4 million on its balance sheet, based on a price of $104,100 per BTC. As of the date of this MD&A, 65% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital with the remaining 35% held by third parties and classified as restricted digital assets in the statement of financial position.

Coinbase Custody maintains an insurance policy of $100.0 million for its cold storage and Anchorage Digital maintains an insurance policy of $100.0 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on May 8, 2025, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

35	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Bitcoin One program for digital assets management

In February 2025, the Board approved the launch of the Bitcoin One initiative as the successor to the Company’s retired hedging program and Synthetic HODLTM program for digital assets management, which was deployed during February 2025. Bitcoin One is a quantitative investment multi-strategy program that employs a disciplined approach to accelerate BTC accumulation through diversification, strategic leverage, and market timing. The Board authorized the risk management committee to deploy up to (i) 100% of the Company’s BTC in treasury, plus (ii) three months of expected forward production calculated on a rolling basis, plus (iii) $10.0 million under Bitcoin One to be actively managed and participate in volatility-targeting strategies.

Bitcoin One focuses on active BTC treasury management through discretionary and rules-based trading algorithms and an active managed volatility targeting program that trades crypto volatility as an asset class and harvests the risk premium that arises from that volatility.

During the three months ended March 31, 2025, the Company incurred a net loss of $1.5 million from the Bitcoin One program, which consisted of an unrealized loss of $6.3 million on open positions, partially offset by realized gain of $4.8 million on closed positions.

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of March 31, 2025:

(U.S. $ in thousands)	2025	2026	2027	2028	2029 and thereafter	Total
Trade accounts payable and accrued liabilities	49,727	—	—	—	—	49,727
Long-term debt	509	332	296	307	3,041	4,485
Lease liabilities	3,218	4,833	4,640	3,938	16,121	32,750
	53,454	5,165	4,936	4,245	19,162	86,962

36	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

D.	Lawsuits

		As of March 31,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Shareholder Securities Lawsuit	ii.	1,816	—
Total settlement accruals		2,881	—
Less current portion		(991)	—
Effect of discounting		(117)	—
Non-current portion		1,773	—

The undiscounted legal settlement accruals amounted to $2.9 million as of March 31, 2025 and were recorded in accounts payable and accrued liabilities and other non-current liabilities in the consolidated statements of financial position of the Financial Statements (December 31, 2024: nil).

i. Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff.

On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $0.7 million in capacity revenues received during the relevant period; (b) pay a civil penalty of $0.7 million for a total, including (a), of $1.4 million to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $0.4 million, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $0.1 million on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of March 31, 2025, the settlement accrual was $1.1 million and represents the 8 installment payments.

ii. Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

37	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

D.	Lawsuits (Continued)

ii. Shareholder Securities Lawsuit (Continued)

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4.8 million in cash and 25 BTC. On January 15, 2025, $2.5 million was covered by the Company’s insurance providers and Stronghold paid the remaining $2.3 million into escrow. One BTC will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of March 31, 2025, the settlement accrual was $1.8 million and represents the value of the remaining 22 BTC to paid.

E.	Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the vendor to validate their origination outside of China by visiting contract manufacturer sites and by examining and documenting the manufacture and assembly of the Miners by the vendor and its third-party contractors.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of March 31, 2025.

38	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

F.	Commitments

As of March 31, 2025, in relation to the March 2024 Purchase Order, the Company is committed to purchase 1,075 S21 Pro Miners yet to be delivered, for which BTC was pledged.

In addition, in relation to the 2025 Miners Swap Order, the Company is committed to return 4,160 Bitmain T21 Miners and to purchase 3,660 Bitmain S21+ Miners. In consideration for the returned products, the Company will receive a $9.5 million credit refund that will be applied against the purchase price of $11.9 million. On March 13, 2025, the Company paid the net $2.4 million in BTC.

As of March 31, 2025, the Company’s total remaining payment exposure obligations in connection with the Miner purchase orders were $27.3 million for 293 BTC Pledged that can be redeemed in installments. Of the potential obligation of $27.3 million, $20.1 million was recorded as redemption obligation in the consolidated statements of financial position as the Miners were shipped.

The Company is not obligated to redeem all or any of the BTC installments. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. In January 2025 and April 2025, the Company exercised the first and second BTC Installment relating to the March 2024 Purchase Order, respectively. Refer to Note 7 and Note 9 to the Financial Statements for more details.

		As of March 31,
(U.S. $ in thousands except quantity of BTC)		2025
	Quantity of restricted BTC	Potential Obligation
2023 Purchase Order and March 2024 Purchase Order	351	33,230
Redemption of BTC*	(87)	(8,308)
2025 Swap Order	29	2,374
	293	27,296
*	The redemption of BTC in April 2025 for the second BTC installment is not included.

39	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION

A.	Working Capital
	As of March 31,	As of December 31,
(U.S. $ in thousands)	2025	2024	$ Change	% Change
Total Current Assets	224,264	213,709	10,555	5%
Total Current Liabilities	85,031	36,270	48,761	134%
Working Capital	139,233	177,439	(38,206)	(22)%

With the BTC Halving event that occurred on April 19, 2024, the Company continues to place importance on maintaining sufficient liquidity to manage uncertainty and capitalize upon suitable opportunities the BTC Halving may present. The Company also anticipates requiring additional funds to complete its 2025 growth plans discussed in Section 6 - Expansion Projects of this MD&A. As of March 31, 2025, Bitfarms had working capital of $139.2 million, compared to $177.4 million as of December 31, 2024.

The decrease in working capital was mostly due to:

●	A $32.0 million increase in trade payables and accrued liabilities mainly due to $20.8 million attributable to the acquisition of Stronghold as explained in Note 5 to the Financial Statements..
●	A $21.0 million decrease in cash as explained by the cash flows. Refer to Section 10A - Liquidity and Capital Resources - Cash flows of this MD&A.
●	A $20.1 million increase in redemption obligation, which represented the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. No redemption obligation was recorded as of December 31, 2024, as the Miners ordered, for which a deposit payment in BTC was made, had not yet been shipped.

The decrease is partially offset by:

●	A $30.2 million increase in receivable from disposal of Yguazu Mining site as explained in Section 6b - Expansion Projects (Paraguay Expansion).
●	A $5.6 million decrease in warrant liabilities due to the subsequent decrease in fair value revaluation of the warrants from the 2023 private placements as a result of the decrease in the Company’s share price.
●	A $3.7 million increase in inventories mainly attributable to the acquisition of Stronghold as explained in Note 5 to the Financial Statements.
●	A $3.1 million increase in digital assets resulting from the increase of the Company’s balance by 207 BTC and partially offset by the decrease in the BTC price during Q1 2025.

40	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of March 31,	As of December 31,
(U.S. $ in thousands)	2025	2024	$ Change	% Change
North America
Canada	104,909	117,615	(12,706)	(11)%
United States	291,591	62,854	228,737	364%
	396,500	180,469	216,031	120%
South America
Paraguay	73,286	112,452	(39,166)	(35)%
Argentina	37,404	55,604	(18,200)	(33)%
	110,690	168,056	(57,366)	(34)%
	507,190	348,525	158,665	46%

As of March 31, 2025, Bitfarms had PPE of $507.2 million, compared to $348.5 million as of December 31, 2024. The increase of $158.7 million, or 46%, was primarily due to:

●	The $228.7 million increase in United States PPE mainly due to the $158.3 million increase from the acquisition of Stronghold as explained in Note 5 to the Financial Statements as well as ongoing expansion investments in the United States. Refer to section 6b - Expansion Projects (United States Expansion).

The increase was partially offset by:

●	The $39.2 million decrease in Paraguay PPE primarily due to the sale of the Yguazu Mining Site. Refer to section 6b - Expansion Projects (Paraguay Expansion); and
●	The $12.7 million and $18.2 million decreases in Canada and Argentina PPE, respectively, mainly due to regular depreciation, which exceeded Miners fleet upgrade and the $15.6 million impairment on Argentina PPE. Refer to Note 11 - Impairment to the Financial Statements.

C.	Right-of-use (“ROU”) assets

As of March 31, 2025, Bitfarms had ROU assets of $23.7 million, compared to $23.0 million as of December 31, 2024. The increase of $0.7 million, or 3%, was mainly due to additions from the acquisition of Stronghold. Refer to Note 5 to the Financial Statements.

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 19 to the Financial Statements and Note 23 to the 2024 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

41	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 24 to the 2024 Annual Financial Statements.

14. RESTATEMENT

Restatement of comparative figures

During the fourth quarter of 2024, the Company changed the presentation of the statements of cash flows and determined that the proceeds from sale of digital assets, which is accounted for as an intangible asset under IAS 38, should be classified as investing activities rather than operating activities. Accordingly, the Company has restated the statement of cash flows for three months ended March 31, 2024.

Adjustments to interim consolidated statement of cash flows for the three months ended March 31, 2024

	Three months ended March 31,
	2024 (as reported)	Cash flow reclassification	2024 (as restated)
Cash flows from (used in) operating activities
Net loss	(5,980)	—	(5,980)
Adjustments for:
Proceeds from sale of digital assets earned	49,570	(49,570)	—
Net change in cash related to operating activities	18,281	(49,570)	(31,289)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	49,570	49,570
Net change in cash related to investing activities	(76,554)	49,570	(26,984)

42	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Management’s quarterly report on internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Identified material weakness

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023, Management identified that the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the Company for the year ended December 31, 2022, which was reflected in the comparative period for the consolidated financial statements of the Company for the year ended December 31, 2023 filed on December 9, 2024.

43	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s quarterly report on internal control over financial reporting (Continued)

Identified material weakness (Continued)

In the fourth quarter of 2024, Management also identified a material error in the statements of cash flows, resulting in a reclassification of sales of digital assets from cash flows from operations to cash flows from investing activities. These errors, which impacted the consolidated financial statements for the year ended December 31, 2023 and 2022, were corrected with the filing of Amendment No. 1 to the Annual Report on Form 40-F for fiscal year ended December 31, 2023.

Management concluded that the control over accounting for complex transactions did not operate effectively in these instances, which constitutes a material weakness in ICFR as of December 31, 2024. Management concluded that the Company’s ICFR as of December 31, 2024 was not effective because of the material weakness.

Status of remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex transactions and review of financial statements. Management’s efforts to hire more CPAs and involving the Company’s legal counsel and third-party consultants to assist with complex transactions were in place at the end of 2024, and its remediation plan is expected to be completed after review and testing of controls during 2025.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on January 1, 2025 and ended March 31, 2025.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well they are designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

In March 2025, the Company acquired Stronghold in the Stronghold Transaction. The Company is currently in the process of evaluating and integrating Stronghold’s controls over financial reporting, which may result in changes or additions to the Company’s internal control over financial reporting. Under guidelines established by the SEC and in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. In the Company’s assessment of the scope of disclosure controls and procedures and internal control over financial reporting, the Company has excluded the controls, policies and procedures of Stronghold from the assessment of internal control over financial reporting at March 31, 2025. The Company will continue to evaluate the effectiveness of internal controls over financial reporting as the Company completes the integration of Stronghold.

From March 15, 2025 (the first day following the acquisition) to March 31, 2025, Stronghold generated revenue of $1.1 million and net loss of $3.8 million. As of March 31, 2025, Stronghold’s current assets and current liabilities represented approximately 0.01% and 26.1% of the Company’s consolidated current assets and current liabilities, respectively.

44	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

16. RECENT AND SUBSEQUENT EVENTS

A.	Credit Facility

On April 1, 2025, the Company signed a credit facility for up to $300.0 million (the ’‘Credit Facility’’) with Macquarie Equipment Capital, Inc. (’‘Macquarie’’). The initial draw for $50.0 million (’‘Initial Tranche’’) will be used for project development soft costs of the Panther Creek data center and other general corporate purposes. The remaining $250.0 million (’’Second Tranche’’) will be drawable as the Company achieves specific development milestones at the Panther Creek location and secured at the project level at which time the Initial Tranche will be rolled into the project facility. The facility expires two years from the closing date and incurs an annual interest rate of 8%.

In connection with the Initial Tranche, Macquarie received warrants for the purchase of $5.0 million in shares of the Company. Under the loan agreement, up to $125.0 million having been drawn under the Second Tranche for the Panther Creek development, Macquarie will receive additional warrants equal to 10% of the amount drawn under the Credit Facility.

The Credit Facility for the Initial Tranche includes various covenants for the Company and its subsidiaries including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions and investments.

The Company is subject to financial and non-financial covenants. As of May 13, 2025, the Company was not in breach of any of its Credit Facility covenants.

B.	Redemption options of BTC

On April 30, 2025, the Company exercised its option to redeem the second installment of the BTC Pledged in relation to the purchase of Miners under the March 2024 purchase order. The Company redeemed 87 BTC for $8.3 million. See Note 7 to the Financial Statements for more details.

C.	Argentina Operations

On April 30 2025, the Company was informed that its electricity supplier at Rio Cuarto, Argentina, Generación Mediterránea S.A. (“GMSA”), appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt, but confirmed that the Company would be able to continue consuming power at the Rio Cuarto site. GMSA is currently negotiating with its commercial suppliers. On May 12, 2025, the Company was informed by GMSA that, effective immediately, they were halting the supply of electricity to the Company’s Rio Cuarto, Argentina facility until further notice. At this stage, there is uncertainty around the potential resumption of the supply of electricity and the timing thereof. This event has necessitated a pause in the Company’s cryptocurrency Mining activities in Argentina and, unless resolved, may significantly impact the operations in that country. The Company is evaluating all of its options for its Argentina operations. The impact of this subsequent event is considered a non-adjusting subsequent event and not factored into the Company’s impairment analysis discussed in Note 11 to the Financial Statements.

D.	Class Action Lawsuit

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoff Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit. The Company intends to vigorously defend itself in this matter.

45	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 555,961,833 common shares outstanding, 20,928,723 vested and 8,389,670 unvested stock options, 23,735,132 warrants outstanding and 2,920,858 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

18. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the CEO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Canada

The Company operates a total of eight data centers with an aggregate power capacity of 170 MW located in the Province of Quebec, Canada. Refer to Section 7 - Expansion Projects - C. Canada Expansion of this MD&A.

There are no material restrictions in Quebec or Canada on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Quebec or Canada that would negatively impact its current operations in Quebec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Quebec or Canada.

United States

The Company operates four data centers with an aggregate power capacity of 153 MW located in the State of Washington and in Pennsylvania, United States. Energy for two of the three data centers is derived from the Company’s power facilities and/or the grid. Refer to Section 7 - Expansion Projects - A. United States Expansion of this MD&A.

There are no material restrictions in the State of Washington and in Pennsylvania on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in State of Washington or in Pennsylvania that would negatively impact its operations in these jurisdictions. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington and Pennsylvania.

Paraguay

The Company operates a total of two data centers with an aggregate power capacity of 80 MW located in the city of Villarrica, Paraguay. Refer to Section 6 - Expansion Projects - B. Paraguay Expansion of this MD&A.

There are no material restrictions in Paraguay on the business of operating a data center or conducting the business of the Company as described herein and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

46	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE (Continued)

Argentina

The Company operates one 58 MW data center located in Cordoba, Argentina.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

19. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors that could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025 and Section 18 - Risk Factor in the 2024 AIF. These risks and uncertainties have not materially changed during the three months ended March 31, 2025, other than the risks as described below, and are hereby incorporated by reference.

The Company is currently subject to securities class action litigation and may be subject to similar or other litigation in the future, which may divert management’s attention.

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoff Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current Chief Executive Officer, its Chief Financial Officer and its former Chief Executive Officer made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting (refer to Section 16. Recent and Subsequent Events).

There may be additional suits or proceedings brought in the future. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for the Company’s Management and detracts from the Company’s ability to fully focus its internal resources on its business activities, and the Company cannot predict how long it may take to resolve these matters. In addition, the Company may incur substantial legal fees and costs in connection with litigation. The Company is not currently able to estimate the possible cost to it from these lawsuits, and the Company cannot be certain how long it may take to resolve these lawsuits or the possible amount of any damages that the Company may be required to pay. The Company has not at this time established any reserves for any potential liability relating to these lawsuits. It is possible that the Company could, in the future, incur judgment or enter into settlement of claims for monetary damages. A decision adverse to the Company’s interests in this lawsuit could result in the payment of substantial damages and could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the uncertainty of the currently pending lawsuit could lead to volatility in the price of the Company’s common shares.

The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power.

The Company’s data center in Rio Cuarto, Argentina, receives electricity pursuant to a power contract with Generacion Mediterranea S.A (“GMSA”), a subsidiary of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market, which provides natural gas and electrical energy to its clients from its multiple data centers.

However, on April 30, 2025, the Company was informed that GMSA appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt. GMSA is currently negotiating with its commercial suppliers. On May 12, 2025, the Company was informed by GMSA that it will be halting until further notice the supply of electricity to the Company’s Rio Cuarto, Argentina facility. At this stage, the Company does not have certainty of the timing for when normal supply of electricity will resume, or whether it will resume at all, and the Company is evaluating all of its options for the Argentina operations including, but not limited to, discontinuing operations at Rio Cuarto if normal operations cannot resume in the near term. If operations at Rio Cuarto remain suspended or are discontinued, the Company’s operational Hashrate may decrease, and its results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially and adversely affected.

20. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 3 to the 2024 Annual Financial Statements and Note 4 to the Financial Statements.

21. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2024 Annual Financial Statements and Note 3 to the Financial Statements for more information regarding the Company’s material accounting policy information and new accounting policies.

47	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	future Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of the Mining Pool operator;
●	reliance on a foreign Mining Pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin Network Difficulty and share price fluctuations;
●	the ability to attract and retain customers for the Company’s hosting business;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;
●	limited operating history and limited history of de-centralized financial system;
●	limited experience of Company’s management in AI/HPC
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;

48	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	data center developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	risks relating to unsolicited take-over bids;
●	risks related to the success and profitability of the Company’s carbon capture program and related environmental tax credits; or

●	the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Transaction, or the risk that the anticipated benefits and synergies of the Stronghold Transaction may not be fully realized or take longer to realize than expected.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

49	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

23. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

24. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

50	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS

Terms	Definition
Artificial Intelligence (AI)	A branch of technology enabling computers and machines to replicate human-like abilities, including learning, understanding, problem-solving, decision-making, creativity, and autonomous action.
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Bitcoin One	Bitcoin One is a quantitative investment multi-strategy program that employs a disciplined approach to accelerate BTC accumulation through diversification, strategic leverage, and market timing.
Block Reward	A Bitcoin Block Reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash or EH/s	One quintillion (1,000,000,000,000,000,000) hashes or one million Terahash per second.
Gigawatt or GW	A gigawatt is 1,000 megawatts of electricity and, in the industry of cryptocurrency Mining, can be a reference to the number of gigawatts of electricity per hour that is available for use.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Hashrate Under Management	Hashrate from the Miners the Company owns and from Miners hosted and managed by the Company.
High Performance Computing (HPC)	Advanced computing capability that allows for rapid data processing and complex calculations at exceptionally high speeds, essential for handling large datasets and complex computational tasks.
Hosting	A service in which a company provides infrastructure, power, and cooling solutions to house and operate cryptocurrency mining equipment owned by clients.

51	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS (Continued)

Terms	Definition
Megawatt or MW	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company and third parties to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining Pool is a group of cryptocurrency Miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.
Network Difficulty	Network Difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network Hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash or PH/s	One quadrillion (1,000,000,000,000,000) hashes or one thousand Terahash per second.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Terahash or TH/s	One trillion (1,000,000,000,000) hashes or one Terahash per second.

52	Page